Exhibit 99.8

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant").  We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 13, 2008 for the year ended December 31, 2007 which document makes reference to our firm and our report entitled "Evaluation of the Interests of Focus Energy Trust" dated February 11, 2008, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2007.

Calgary, Alberta, Canada March 18, 2008	PADDOCK LINDSTROM & ASSOCIATES LTD. /s/ Larry K. Lindstrom Larry K. Lindstrom, P. Eng. President